Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC.
ANNOUNCES ELECTION OF DIRECTORS

TORONTO, ONTARIO - - June 28, 2017 - - Just Energy Group Inc. (TSX:JE; NYSE:JE), is pleased to announce that at its annual meeting of shareholders held yesterday, each of the nine nominees listed in its management information circular dated May 26, 2017 was elected a director of Just Energy to serve until the next annual meeting of shareholders of Just Energy or until their successors are elected or appointed. The results of the shares voted in respect of the election of each director are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John A. Brussa	76,865,916	80.38	18,765,727	19.62
R. Scott Gahn	88,312,853	92.35	7,318,790	7.65
H. Clark Hollands	90,073,594	94.19	5,558,049	5.81
James Lewis	94,583,277	98.90	1,048,366	1.10
Rebecca MacDonald	92,385,682	96.61	3,245,961	3.39
Deborah Merril	94,552,529	98.87	1,079,114	1.13
Brett A. Perlman	88,309,872	92.34	7,321,771	7.66
M. Dallas H. Ross	95,194,678	99.54	436,965	0.46
William F. Weld	88,238,965	92.27	7,392,678	7.73

In addition, all other resolutions tabled at the meeting were approved by Just Energy’s shareholders, including the appointment of Ernst & Young LLP as auditors. Detailed voting results for all resolutions will be posted under Just Energy’s SEDAR profile at www.sedar.com and on the U.S. Securities Exchange Commission’s website at www.sec.gov

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, and the United Kingdom, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com